December 21, 2004

Mr. David R. Humphrey
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE:       Brinker International
            Form 10-K for the year ended June 30, 2004
            Commission file #: 1-10275

Dear Mr. Humphrey:

The purpose of this letter is to confirm our understanding of the resolution to your questions set forth in your letter dated November 30, 2004 and further discussed with you on our conference call on December 17, 2004.

We confirm that we believe it would have been more appropriate to expense the purchase price of the intangible franchise rights acquired in fiscal 1998.  As such, the $4.4 million intangible asset will be recorded as an adjustment to retained earnings in an amended Form 10-K for the year ended June 30, 2004 and an amended Form 10-Q for the period ended September 29, 2004.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions please feel free to contact me at 972-770-9406.

                                                                        Sincerely,

                                                                        Charles M. Sonsteby
                                                                        Executive Vice President and Chief
                                                                        Financial Officer